Exhibit 21.1

SUBSIDIARIES OF DT MIDSTREAM, INC.
DT Midstream’s principal subsidiaries as of December 31, 2021 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary		State of Incorporation
1	DTM Louisiana Gathering, LLC	Delaware
2	DTM Nexus, LLC	Delaware
3	Stonewall Gas Gathering, LLC	Delaware
4	Susquehanna Gathering Company I, LLC	Pennsylvania